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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/27/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER:
GPC Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

715 Peachtree Street, 10th Floor
(No. and Street)

Atlanta (City) **Georgia** (State) **30308** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip DeCamara **609-274-8053**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

We, William Yanotta and Philip DeCamara, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GPC Securities, Inc. (the "Company") for the year ended December 31, 2009, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

3/10/10

Signature Date

CFO, Retirement & Philanthropic Services

Title

3/10/10

Signature Date

CEO of GPC Securities, Inc.

Title

Subscribed and sworn to before me
on this 10 th day of March, 2010.


Silvia Castro
Notary Public of New Jersey
My commission expires on 05/15/2015

GPC Securities, Inc.

(S.E.C. I.D. 30108)

Balance Sheet

December 31, 2009

GPC Securities, Inc.
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
GPC Securities, Inc.:

In our opinion, the accompanying Balance Sheet presents fairly, in all material respects, the financial position of GPC Securities, Inc. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Balance Sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Balance Sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Balance Sheet presentation. We believe that our audit of the Balance Sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 11, 2010

GPC Securities, Inc.
Balance Sheet
December 31, 2009

Assets	
Cash and cash equivalents	$ 1,253,585
Cash segregated for regulatory purposes or deposited with clearing organizations	152,928
Receivables from customers held at clearing broker	5,193
Receivables from parent	543,215
Receivables from clearing broker	3,638
Total Assets	$ 1,958,559

Liabilities and Stockholder's Equity	
Liabilities	
Payables to customers held at clearing broker	$ 271
Payables to parent	100,000
Accrued expenses	105,686
Payables to affiliate	281,805
Income tax payable to affiliate	527
Total Liabilities	488,290
Stockholder's Equity	
Common stock, $1 par value — authorized, 5,000,000 shares; issued and outstanding, 21,426 shares	21,426
Additional paid-in capital	1,445,515
Retained earnings	3,328
Total Stockholder's Equity	1,470,269
Total Liabilities and Stockholder's Equity	$ 1,958,559

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Principles

Description of Business
GPC Securities, Inc. (the "Company") is a registered broker dealer that distributes securities of investment companies as well as equity securities. The Company is a subsidiary of Princeton Retirement Group (the "Parent"), a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."). The Company maintains an agreement with Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge"), formerly ADP Clearing and Outsourcing, Inc. ("ADP"), for clearing services on a fully disclosed basis for accounts introduced by the Company. The Company has received approval from Financial Industry Regulatory Authority, Inc. to participate as a member of the National Securities Clearing Corporation to clear transactions in securities of investment companies initiated by plan fiduciaries serviced by the Parent.

On January 1, 2009, ML&Co. was acquired by Bank of America Corporation ("Bank of America") through the merger of a wholly owned subsidiary of Bank of America. ML&Co. continues as a surviving corporation and a wholly owned subsidiary of Bank of America. As a result of the merger, all of the direct and indirect subsidiaries of ML&Co. have become indirect subsidiaries of Bank of America. Bank of America's cost of acquiring ML&Co. has been pushed down to form a new accounting basis for ML&Co. and the Company. As a result of the acquisition, the components of the Company's shareholder's equity were reclassified to paid-in-capital on January 1, 2009.

Basis of Presentation
The Financial Statements are presented in accordance with U.S. Generally Accepted Accounting Principles which include industry practices.

Use of Estimates
In presenting the Financial Statements, management makes estimates that affect the reported amounts and disclosure of contingencies. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact to the Financial Statements. It is possible such changes could occur in the near term.

Balance Sheet Captions
The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents
The Company considers shares of mutual funds which invest primarily in highly liquid instruments with maturities, when purchased, of three months or less to be cash equivalents. The Company owns shares of a money market mutual fund in the amount of $815,283 at December 31, 2009. The amounts recognized for cash and cash equivalents in the Balance Sheet are recognized at or approximate fair value amounts.

Cash Segregated for Regulatory Purposes or Deposited with Clearing Organizations
At December 31, 2009, the Company had $112,928 cash subject to withdrawal restrictions and $40,000 deposited with clearing organizations. These amounts approximate fair value.

Receivables from Customers and Payables to Customers Held at Clearing Broker
Customer securities and transactions are recorded on a settlement-date basis. Due to their short-term nature, such amounts approximate fair value. Commissions charged for executing customer transactions are recorded on a trade-date basis and are included in current period earnings.

Receivables from Clearing Broker
Receivables from our clearing broker primarily include amounts receivable for clearing services on mutual fund and stock transactions. Due to their short-term nature, such amounts approximate fair value.

Revenue Recognition
The Company recognizes commissions and revenue on a trade-date basis.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the Condensed Consolidated Financial Statements in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, the Parent and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax-allocation policy. The method of allocating income tax expense is determined in accordance with the Bank of America intercompany tax-allocation policy. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate company method, taking into account income tax planning strategies and the tax position of the consolidated group.

The Company recognizes and measures its unrecognized tax benefits in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to a Bank of America state consolidated, combined or unitary return in which the Company is a member will not be reflected in the Company's balance sheet. However, upon Bank of America's resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's balance sheet. The Company accrues income-tax-related interest and penalties, if applicable, within income tax expense.

Beginning with the 2009 tax year, the Company's results of operations are included in the U.S. federal income tax return and certain state income tax returns of Bank of America. The method of allocating income tax expense is determined under the intercompany tax allocation policy of Bank of America. This policy specifies that income tax expense will be computed for all

Bank of America subsidiaries generally on a separate company method, taking into account the tax position of the consolidated group and the Company. Under this policy, tax benefits associated with net operating losses (or other tax attributes) of the Company are payable to the Company upon the earlier of the utilization in the filing of Bank of America's returns or the utilization in the Company's pro forma returns.

2. Income Taxes

At December 31, 2009, the Company did not have any deferred tax assets or liabilities.

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Bank of America. Bank of America allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate with certain state tax adjustments. In addition, the Company files tax returns in certain states on a stand alone basis. At December 31, 2009, the Company had a current tax payable to ML&Co. of $527.

ML&Co. is under examination by the Internal Revenue Service ("IRS") and other states in which Bank of America has significant business operations, such as New York. The years under examination vary by jurisdiction.

Below is a chart of tax years that remain subject to examination by major tax jurisdictions:

Jurisdiction	Years Subject to Examination
US Federal	2005-2009
New York State and City	2002-2009

The IRS audits for the years 2005 and 2006 may be completed in 2010. New York State and New York City audits are in progress for the years 2002-2006.

The Company adopted FIN 48 effective in 2007 and recognized no change to beginning retained earnings for unrecognized tax benefits. At December 31, 2009, the Company did not have any liabilities for unrecognized tax benefits. As described in Note 1, any unrecognized tax benefit related to a state consolidated, combined or unitary return in which the Company is a member, is not reflected in the Company's balance sheet until such time as the tax position is resolved.

While it is reasonably possible that a significant reduction in unrecognized tax benefits related to certain state consolidated, combined or unitary returns will occur within twelve months of December 31, 2009, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

3. Related Party Transactions

The Parent and the Company entered into a management agreement, which was modified on September 1, 2008, to compensate the Parent for management services and expenses paid on behalf of the Company. As compensation for services that the Company provides pursuant to the management agreement, and also taking into account the services that the Parent provides to the Company, the Company is entitled to an annual service fee equal to the amount, if any, by which the Company's "Net Expenses" exceeds its "Net Revenues" plus 2%. For purposes of calculating

the annual Service Fee, (i) "Net Revenues" are those revenues generated by the Company before the service fee, from sources other than trading commissions and interest income, and (ii) "Net Expenses" include all of the Company's expenses other than income taxes. The services provided to the Company by the Parent include rent, administrative expenses, telecommunications expenses and utilities.

In addition to the management agreement above, the Parent provided $100,000 to the Company in the prior year to cover settlement breaks, if they were to occur, with one of the Company's mutual fund customers. Under the agreement with the customer, the Company is responsible for up to $100,000 in settlement breaks. Upon dissolution of the agreement with the customer, the Company is obligated to return these funds to the Parent.

At December 31, 2009, the Company has payables to an affiliate of $281,805. This amount is noninterest bearing and due upon demand. At December 31, 2009, the Company has receivables from the Parent of $543,215. This amount is noninterest bearing and due upon demand. The Company had a current income tax payable to affiliate of $527 at December 31, 2009.

4. Contingencies

Litigation

As of December 31, 2009, ML&Co. and/or certain of its subsidiaries have been named as parties in various actions, some of which involve claims for substantial amounts. In accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS No. 5"), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. The Company has not been named as a defendant in any legal actions, including arbitrations, class actions and other litigation arising in connection with its activities.

5. Net Capital and Reserve Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2009, the Company had net capital, as defined, of $907,690, which was $657,690 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 54% at December 31, 2009.

For the year ended December 31, 2009, the Company was exempt from provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The (k)(2)(i) provision includes establishing a customer cash account for the exclusive benefit of the customer, which the Company utilizes for the transactions initiated by plans serviced by the Parent only. For the year ended December 31, 2009, the Company segregated in a special reserve account for the exclusive benefit of Proprietary Accounts of Introducing Brokers ("PAIB") securities with a value of $112,928.

For all remaining transactions, the Company did not hold customer cash or securities and cleared all transactions with and for customers on a fully disclosed basis with a clearing broker and dealer, and transmitted all customer funds and securities to the clearing broker which carries all of the

accounts for such customers. The Company does not have balances which would be included in the reserve computation. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2009.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
www.pwc.com

Report of Independent Accountants

To the Board of Directors and Stockholder
GPC Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of GPC Securities Inc. ("the Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: The payment amount in 2B of $150 was made on February 10, 2009 and was agreed to the accounts payable detail and the cancelled check (check number 120174009). The payment amount in 2F of $83 was made on March 2, 2010 and was agreed to the accounts payable detail, check number 0010063567. No differences were noted. All supporting documents were obtained from Elizabeth Linhoff, G/L Accountant.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on the Company's Focus Reports for the period from December 27, 2008 to March 31, 2009 as applicable, with the Total revenue amount of $251,588 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2, net loss from principal transactions in securities in trading accounts, of $18,196 to the general ledger for the period from April 1, 2009 to December 31, 2009 obtained from Elizabeth Linhoff, G/L Accountant, noting no differences.

b. Compared deductions on line 3 of item 2c, commissions, floor brokerage and clearance fees paid to other SIPC members in connection with securities transactions, of $176,503 to the general ledger for the period from April 1, 2009 to December 31, 2009 obtained from Elizabeth Linhoff, G/L Accountant, noting no differences.

c. Compared deductions on line 9 of item 2c, total interest and dividend expense, of $231 to the general ledger for the period from April 1, 2009 to December 31, 2009 obtained from Elizabeth Linhoff, G/L Accountant, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $93,051 and $233, respectively of the Form SIPC-7T noting no differences.

   b. Note that the mathematical accuracy of lines 2a-2c were tested as part of steps 2 and 3 listed above. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 11, 2010

SIPC - 7T General Assessment Payment Form
Dec-09

2 A	General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum)	233
B	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)	150
	2/10/2009 Date Paid	
C	Assessment balance due	83
D	Interest computed on late payment (see instruction E) for days at 20% per annum)	-
E	Total assessment and interest due	83
F	Paid with this form: Check enclosed, payable to SIPC Total (must be same as C above)	83

Determination of "SIPC Net Operating Revenues" and General Assessment

Dec-09

April 1st 2009 thru year end

Line	Item	No.	Dec	Amount	Description
2a	Total revenue		251,588.08		
2b	Additions:				
		1		-	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.
		2		18,196.66	Net loss from principal transactions in securities in trading accounts.
		3		-	Net loss from principal transactions in commodities in trading accounts.
		4		-	Interest and dividend expense deducted in determining item 2a.
		5		-	Net loss from management of or participation in the underwriting or distribution of securities.
		6		-	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.
		7		-	Net loss from securities in investment accounts.
				18,196.66	Total additions
2c	Deductions:				
		1		-	Revenues from the distribution of shares of a registered open and investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.
		2		-	Revenues from commodity transactions.
		3		176,502.73	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.
		4		-	Reimbursements for postage in connection with proxy solicitation.
		5		-	Net gain from securities in investment accounts.
		6		-	100% of commissions and markups earned from transactions in (i) certificates or deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.
		7		-	Direct expenses or printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(l.) of the Act).
		8			Other revenue not related either directly or indirectly to the securities business. (See Instruction C):
	9 (i)			231.14	Total interest and dividend expense (Focus Line 22/Part IIA, Line 13. code 4057 plus line 2b(4) above) but not in excess of total interest and dividend income.
	9 (ii)			-	40% of interest earned on customers securities accounts (40% of Focus line 5, Code 3960)
				231.14	Enter the greater of line (i) or (ii)
				176,733.87	Total deductions
2d	SIPC Net Operating Revenues		93,050.87		
2e	General Assessment @ 0.0025		233		